

16013563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Processing Section
MAR 01 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-065533~~ 8-65533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Democracy Funding LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Wilson Blvd. Suite 450
(No. and Street)

Arlington,VA 22207
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey M McClure 703-872-7274
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

OATH OR AFFIRMATION

I, Jeffrey M McClure, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Democracy Funding LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Virginia
County of Arlington
Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2016 by Jeffrey M. McClure proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

Managing Member
Title

Notary Public


KENNETH HO
NOTARY PUBLIC
REGISTRATION # 7664233
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
FEBRUARY 28, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMOCRACY FUNDING LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2015

DEMOCRACY FUNDING LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Democracy Funding, LLC

We have audited the accompanying financial statements of Democracy Funding, LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Democracy Funding, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Democracy Funding, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As part of our audit of the 2015 financial statements, we also audited adjustments described in Note 7 that were applied to restate the 2014 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2014 financial statements of Democracy Funding, LLC other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 financial statements.

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Democracy Funding, LLC's financial statements. The supplemental information is the responsibility of Democracy Funding, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC
Kennett Square, Pennsylvania
February 25, 2016

00 Old Forge Lane
uite 401
ennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

To the owners of
Democracy Funding, LLC

In planning and performing our audit of the financial statements of Democracy Funding, LLC as of and for the year ended December 31, 2015, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies under standards established of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be significant deficiencies.

> In 2014 the Company had not accrued a liability due at the end of the year and as of December 31, 2015 the company had not recorded expenses paid for the following year as prepaid. The Company's control processes over payables and expenses did not ensure that transactions are recorded as an expense in the period incurred, as opposed to the period paid. As a result, December 31, 2014 payables were understated (and equity was overstated), December 31, 2015 prepaid expenses were understated and total 2015 expenses were overstated by the cumulative amount. The potential impact to equity didn't cause the Company to be out of compliance with its net capital requirements.
>
> We also noted that the company's control procedures over cash reporting did not identify that the prior year ending balance in the CRD deposit account was understated. The company noted in 2015 that the activity in the account had not been recorded; however, the company included all the activity in the current year results of operations as opposed to identifying the amount attributable to the prior year. As a result, current year expenses were overstated.

A separate letter communicating internal control deficiencies that are of a lesser magnitude than significant deficiencies and other recommendations has been issued to management.

This letter is intended solely for the information and use of the owner of Democracy Funding, LLC, management, and others within FINRA and is not intended to be, and should not be, used by anyone other than these specified parties.

RW Group, LLC

February 25, 2016

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

DEMOCRACY FUNDING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 16,206
Deposits and Prepaid Expenses	19,740
Total Assets	$ 35,946

LIABILITIES AND SOTCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and other accrued liabilities	$ 6,000
Total Liabilities	$ 6,000
MEMBER EQUITY	
Members' Equity	$29,946
Total Liabilities and Members' Equity	$35,946

See Notes to Financial Statements

DEMOCRACY FUNDING LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Total Revenues	
Total Revenues	$ 0.00
EXPENSES	
License and Fees	$ 0
Professional Fees	9,502
Consulting Fees	39,606
Communications	1,380
Regulatory Fees	24,103
Computer Service	
Office Expenses	1,800
Other Operating Expenses	0
Total Expenses	76,391
Net Loss	$(76,391)

See Notes to Financial Statements

DEMOCRACY FUNDING LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at January 1, 2015	$ 11,326
Prior Year Adjustment	22,011
Adjusted beginning Balance	$ 33,337
Contributions	73,000
Net Loss	(76.391)
Balance at December 31, 2015	$ 29,946

See Notes to Financial Statements

DEMOCRACY FUNDING LLC
STATEMENTS OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING EXPENSES	
Net Income (loss)	$ (76,391)
Adjustments to reconcile net income to net cash	
Accounts payable	(6,000)
Prepaid Expenses	3,171
Net Cash provided by Operating Activities	(79,220)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contributions	73,000
Net Cash provided by Financing Activities	
Net Increase (Decrease) in Cash and Cash Equivalents	(6,220)
CASH AND CASH EQUIVALENTS	
Cash at Beginning of Year	22,426
Cash at End of Year	16,206
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest Paid	

See Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Democracy Funding, formerly TBC Securities is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is organized as a Delaware limited liability company and is a wholly-owned subsidiary of the Bear Companies II, LLC.

Accounting Basis – The financial statements are prepared on the accrual basis of accounting

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes Democracy Funding LLC is treated as a pass-through entity for tax purposes accordingly no income tax expense is reflected on the financial statements

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its parent whereby the parent pays for certain common expenses and is then reimbursed by the Company for its share. During the year substantially all of the Company's expense other than professional fees and regulatory expenses were transacted under this agreement.

NOTE 3 – USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

NOTE 4 – OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness, as defined to net capital, as

defined, shall not exceed 15 to 1. The Company had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$10,206
Net Capital Requirement	$ 5,000

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2016, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

NOTE 7 – CRD ADJUSTMENT

As a result of an accounting oversight, the firm understated its CRD account balance for YE 2014. The understated amount was carried over into the beginning balance for the calendar year 2015 and was later discovered and corrected. The understatement of the CRD balance in the account did not have a material effect of the firm's net capital as the amount of the asset is deducted as a non-allowable asset in the firm's net capital calculation. There was no material impact on 2014 income due to this correction. Following the discovery and correction of the understated asset, senior management amended the monthly review and reconciliation to improve its financial oversight of reconciliation activities.

SCHEDULE I

COMPOSITION OF NET CAPITAL

Total Members' Equity	$ 29,946
Non-Allowable Assets	$ 17,808
Prepaid Expenses	1,932
Total Non-Allowable Assets	$ 19,740
Net Capital before Haircuts on Securities Positions	
Haircuts on Securities	
Haircuts Regular	
Haircuts Undue Concentration	
Total Haircuts on Securities Positions	
Net Capital	$ 10,206

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 400
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 5,606
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 4,206

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities from Statement of Condition	
Accounts Payable	$ 6,000
Total aggregate Indebtedness Liabilities	$ 6,000
Percentage of Aggregate Indebtedness to Net Capital	58.79%

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(D)(4)

There were no differences existing between the computations of net capital under rule 15c3-1 in this report and such computations in the respondent's most recent unaudited filings.

INFORMATION RELATING TO
17 C.F.R 240.15c3-3



DEMOCRACY
FUNDING
OPPORTUNITIES FOR ALL OF US

February 25, 2016

RW Group, LLC
400 Old Forge Lane, Suite 401
Kennett Square, PA 19348

This representation letter is provided in connection with your audit of the financial statements of Democracy Funding, LLC, which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to our actual knowledge, as of February 25, 2016, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 19, 2015, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and



DEMOCRACY
FUNDING
OPPORTUNITIES FOR ALL OF US

supplementary information that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:

- Management,
- Employees who have significant roles in internal control, or
- Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, other than disclosed in the financial statements.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed, if any.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- The Bear Companies II, LLC has the intent and ability to fund the Company's operations through December 31, 2016.
- We understand and acknowledge our responsibility for the fair presentation of the computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4), including its form and content, is fairly presented

in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) have not changed from those used in the prior period. The form and content of computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2015 through February 25, 2016.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, of maintaining compliance with the exemption provisions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through February 25, 2016.



DEMOCRACY
FUNDING
OPPORTUNITIES FOR ALL OF US

- Net capital computations prepared by us during the period January 01, 2015 through indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2015 or during the period January 01, 20156 through February 25, 2016February 25, 2016February 25, 2016, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- The Company did not owe the PCAOB any accounting support fees for the year ended December 31, 2015.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment

Signature: ____________________

Title: President


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Democracy Funding, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Democracy Funding, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Democracy Funding, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Democracy Funding, LLC stated that Democracy Funding, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Democracy Funding, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Democracy Funding, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC
Kennett Square, Pennsylvania
February 25, 2016

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2015 and ending 31, 2015
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $0.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $0.00

2e. General Assessment @ .0025 — $0.00
(to page 1, line 2.A.)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31 , 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Democracy Funding, LLC
1560 Wilson Blvd.,Suite 450
Arlington, VA 22209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jeff McClure 703-402-5254

2. A. General Assessment (item 2e from page 2) $0.00
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 0.00
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $0.00
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Democracy Funding LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of February , 20 2016.

Jeff McClure, Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: